August 21, 2020 VIA EDGAR	Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0815 F: +1 202.637.3593 vladbulkin@ eversheds-sutherland.com

Karen Rossotto, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Solar Capital Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed on August 4, 2020 (File No. 814-00754)

Dear Ms. Rossotto:

On behalf of Solar Capital Ltd. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on August 14, 2020 with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00754), filed with the Commission on August 4, 2020 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.  Comment: Please confirm supplementally to the Staff that holding a virtual stockholder meeting is consistent with the Company’s governing documents and the laws of the state of incorporation of the Company.

Response: The Company confirms to the Staff that holding a virtual stockholder meeting is consistent with the Company’s governing documents and with Maryland law, the state of the Company’s incorporation.

2.  Comment: In the Notice of Annual Meeting of Stockholders, please add disclosure indicating that further information on how stockholders can attend the virtual meeting can be found on the proxy card.

Response: The Company has added the above-referenced disclosure to the Notice of Annual Meeting of Stockholders in response to the Staff’s comment.

3.  Comment: In the last sentence of the first paragraph of the Notice of Annual Meeting of Stockholders, please add disclosure indicating that the stockholder’s control number can be found on the proxy card.

Response: The Company has added the above-referenced disclosure to the Notice of Annual Meeting of Stockholders in response to the Staff’s comment.

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August 21, 2020

4.  Comment: In Proposal 1: Election of Directors, please add disclosure that makes clear that stockholders are permitted to vote on one director nominee and abstain from voting or withhold a vote for the other director nominee.

Response: The Company has added the above-referenced disclosure on page 6 of the Proxy Statement in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Vlad M. Bulkin

Vlad M. Bulkin

cc:   Richard Peteka / Solar Capital Ltd.

    Steven B. Boehm / Eversheds Sutherland (US) LLP